COPENE


                                    EXHIBIT 2

CONTACTS:

CARLOS AUGUSTO DE OLIVEIRA FREITAS     LUCA BIONDOLILLO
COPENE Petroquimica do Nordeste S.A.    Breakstone & Ruth International
Tel: 55-71-632-5847                     Tel: 646-536-7012
Fax: 55-71-632-5047                     Fax: 646-536-7100
E-mail: caof@copene.com.br              E-mail: Lbiondolillo@breakstoneruth.com

       STATEMENT REGARDING THE INCORPORATION OF THE ODEBRECHT AND MARIANI GROUPS'CHEMICAL ASSETS BY COPENE - PETROQUIMICA DO NORDESTE TO CREATE A NEW
                   COMPANY WHICH WOULD BE CALLED BRASKEM S.A.

  CAMACARI, JULY 29, 2002 - The following text was published today by COPENE - PETROQUIMICA DO NORDESTE S.A. (NYSE: PNE; BOVESPA: CPNE5) and his shareholders Odebrecht Quimica S.A and Petroquimica da Bahia S.A , in respect of the agenda of the Extraordinary General Meeting to be held on August 16, 2002.

                    " COPENE - PETROQUIMICA DO NORDESTE S.A.

                                 ODEBRECHT S.A.

                            PRONOR PETROQUIMICA S.A.



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                           Announcement to the Market


THE BOARD OF DIRECTORS OF COPENE - PETROQUIMICA DO NORDESTE S.A. (HEREAFTER DENOMINATED "COPENE" OR THE "COMPANY"), HAS TODAY CONVENED AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT THE COMPANY'S HEAD OFFICE ON AUGUST 16, 2002. THE MEETING REPRESENTS A PROGRESSION IN THE RESTRUCTURING PROCESS OF THE BRAZILIAN PETROCHEMICAL SECTOR CITED IN THE ANNOUNCEMENT TO THE MARKET PUBLISHED ON JULY 31, 2001. THE EXTRAORDINARY GENERAL MEETING WILL DECIDE ON THE FOLLOWING AGENDA:

     o COPENE'S INCORPORATION OF THE ODEBRECHT AND MARIANI GROUPS' CHEMICAL AND PETROCHEMICAL ASSETS AS ITEMIZED IN THIS ANNOUNCEMENT TO THE MARKET ("ODEBRECHT/MARIANI ASSETS");

     o   THE CHANGE OF THE COMPANY'S OFFICIAL NAME TO BRASKEM S.A.; AND

     o THE ADAPTATION OF THE COMPANY'S BYLAWS TO EXTEND TAG ALONG RIGHTS TO ALL HOLDERS OF COMMON AND PREFERRED SHARES, ENSURING THE SAME PRICE CONDITIONS AS THE CONTROLLING SHAREHOLDER IN THE EVENT OF A SALE OF THE COMPANY'S CONTROL.


                                   BACKGROUND

The Odebrecht and Mariani Groups were the winning bidders at the Auction of the Economico S.A. Empreendimentos Assets on July 25, 2001, thereby taking control of Copene through its parent company, Nordeste Quimica S.A. - Norquisa.

On July 31, 2001, the Odebrecht and Mariani Groups announced their decision to create an integrated company which would be a leader in the Latin American thermoplastics market.

The principal undertakings assumed by the Odebrecht and Mariani Groups in July 2001 are reiterated below in summarized form:

o integration of the Odebrecht/Mariani Assets with those of the Company, with an objective to take advantage of production scale, obtain synergies, create value for the shareholders of the companies involved and eliminate conflicts of interest among the controllers of the first and second generation companies;

o an independent appraisal of the assets to be integrated into the Company, to be conducted by a leading investment bank;

o the adoption of modern corporate governance principles to ensure that the Company meets classification requirements for the Sao Paulo Stock Exchange


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     - BOVESPA's Level 1 of corporate governance, with the objective of reaching
     Level 2 within 2 (two) years;

o the change in the Company's bylaws to assure tag along rights to all holders of the Company's common and preferred shares, guaranteeing the same price conditions as the controlling shareholder in the event of a sale of the Company's control. Such rights exceed the necessary requirements for classification under BOVESPA's Level 2 of corporate governance and Law 6,404/76 as modified by Law 10,303/2001; and

o the adoption by the Company of a disclosure policy in line with the best corporate governance practices.


  PRELIMINARY REQUIREMENTS FOR THE INTEGRATION OF THE ODEBRECHT/MARIANI ASSETS

Over the past year and preliminary to the above-mentioned integration of assets, it has been the responsibility of the Company's management to, among other matters: (i) negotiate the conditions under which naphtha will be supplied by Petroleo Brasileiro S.A. - PETROBRAS and other international suppliers, guaranteeing the supply of raw material inputs in line with Company pricing, payment terms and delivery volume requirements; (ii) to begin the corporate restructuring of the companies in which controlling stakes were acquired in the Auction; (iii) begin studies to quantify the synergy gains derived from the integration of the Odebrecht/Mariani Assets that will benefit all shareholders. Prepared by a team comprised of members of the Odebrecht and Mariani Groups with the support of the McKinsey & Co. as strategic consultant, these studies have revealed operational, fiscal, administrative, commercial and financial synergies that can potentially amount to gains of up to R$ 330 million annually.

In addition, the Company embarked on the process of appraising the Odebrecht/Mariani and Copene assets in accordance with the "Memorandum of Understanding for the Formalizing of the Copene Shareholders' Agreement", signed between the Odebrecht and Mariani Groups on the one side and Petrobras Quimica S.A. - Petroquisa, Petros - Fundacao Petrobras de Seguridade Social and Previ - Caixa de Previdencia dos Funcionarios do Banco do Brasil, in their position as minority shareholders of the Company on the other (in conjunction with the "Memorandum of Understanding"). The said Memorandum of Understanding establishes that the Odebrecht/Mariani Assets and those of Copene itself must be appraised by an independent appraiser, chosen from a list of 5 leading investment banks to be indicated by Petroquisa, Petros and Previ. In line with this methodology, Banco Credit Lyonnais Securities (USA) Inc. was selected to carry out the


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appraisal with the support of consultants specialized in the petrochemical market and in legal, industrial and environmental matters.

Furthermore, on July 26, 2002 the First Amendment to the Memorandum of Understanding was signed with Petroquisa, through which The Odebrecht and Mariani Groups extend a call option for the purchase of shares in the Company currently held by the Groups in order to enable Petroquisa to maintain a shareholding stake equal to that of the Odebrecht and Mariani Groups. The option is exercisable until April 30, 2005.

The integration process also has the backing of the BNDES, which has been performing an important role in the restructuring of the Brazilian petrochemical industry. Negotiations are in progress with the BNDES as to the eventual exchange of the financing originally assumed by OPP Quimica S.A. and Trikem S.A. and assigned to ODBPAR Investimentos S.A., a subsidiary of Odebrecht S.A. Upon the conclusion of the negotiations with BNDES, ODBPAR Investimentos S.A. will assume the debt obligations held by OPP Quimica S.A. and Trikem S.A. and following the incorporation described below, will become Braskem's creditor for the subordinated convertible debentures, the principal and interest of which are to mature in 2007. As a result of this exchange of liabilities, the liens held on the operating assets as guarantee for the Financing will be removed.


                            ODEBRECHT/MARIANI ASSETS

The Odebrecht/Mariani Assets to be incorporated by the Company are as follows:

1) OPP Produtos Petroquimicos S.A. ("OPP PP"), the holding company which directly or indirectly controls the following relevant shareholding stakes:

     o 100% of the voting and 81.28% of the total capital of OPP Quimica S.A., a company engaged in the polyethylene and polypropylene business;

     o 69.4% of the voting capital and 38.10% of the total capital of Trikem S.A.(1), a company which operates in the PVC and Chlorine-Soda segments; and

     o 29.5% of the voting and total capital of Copesul - Companhia Petroquimica do Sul, a company that produces raw material inputs primarily for the Triunfo Petrochemical Complex (State of Rio Grande do
         Sul).

---------------

(1) A voting stake of 5% and total stake of 1.77% were sold by OPP Quimica S.A. to Copesul - Companhia Petroquimica do Sul. However, ownership and political rights remain the property of OPP Quimica S.A., which reserves the right to repurchase such stakes at any time.



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2)  52114 Participacoes S.A. ("52114 Participacoes"), a holding company controlling 92.29% of the total capital of Nitrocarbono S.A., a company manufacturing caproic acid, a raw material used in the textile production chain.


               INTEGRATION PROCESS OF THE ODEBRECHT/MARIANI ASSETS


In the light of the foregoing objectives, the integration of the Odebrecht/Mariani Assets will be executed through the incorporation of OPP PP and 52114 Participacoes by the Company in the manner described below. The respective incorporation proposal has already been duly approved by the management bodies and the audit committees of the corporations involved.

The Copene, OPP PP and 52114 Participacoes economic appraisal reports have been prepared using cash flow analysis by Banco Credit Lyonnais Securities (USA) Inc., the selection of which will be submitted for approval by the General Shareholders' Meetings of the companies involved. These reports indicate the following values as at May 31, 2002 and serve exclusively as a base for the exchange OPP PP and 52114 Participacoes shares for the purposes of the incorporation process:


       COMPANIES          CURRENT NUMBER OF    ECONOMIC VALUE OF THE    ECONOMIC VALUE (IN   "STANDARD"  LOT   EXCHANGE
                         OUTSTANDING SHARES       COMPANY (IN R$):      R$) PER "STANDARD"   OF SHARES:       RATIO (**)
                                                                          LOT OF SHARES:
--------------------------------------------------------------------------------------------------------------------------
Copene                    1,737,796,398 (*)         1,694,682,729.04              975.19               1,000      --
--------------------------------------------------------------------------------------------------------------------------
OPP PP                          723,453,689         1,448,114,623.98            2,001.67               1,000    2.052592
--------------------------------------------------------------------------------------------------------------------------
52114 Participacoes             135,608,491           117,940,845.14              869.72               1,000    0.891841
--------------------------------------------------------------------------------------------------------------------------

(*)  Total number of shares, not including 54,620,037 shares held in treasury.
(**)  Quantity of Company  shares which will be received in relation to each share held in the companies to be incorporated and absorbed by the Company.


Banco Credit Lyonnais Brasil S.A. maintains commercial banking relationships with the parties involved in the transaction; however, it has stated that no such relationship generates any conflict of interest, current or potential, with the controlling shareholders of the Company and any of the other companies involved or in relation to their respective minority shareholders or, furthermore, to the incorporation process itself, the subject of this Announcement to the Market.

For the purposes of recording accounting entries in the Company's books in light of the corporate reorganization and the subject of this Announcement to the Market, OPP PP's and 52114 Participacoes' net assets to be transferred to the Company were appraised at book value based on the companies' balance sheets raised on May 31, 2002 and audited by PriceWaterhouseCoopers Independent Auditors. The completed appraisals will be submitted for approval to the General Shareholders Meetings of the companies involved, to also decide with respect to this corporate reorganization. These appraisals involve no conflict of interests, current or potential, with the controlling shareholders of the

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Company or any of the companies concerned, or with respect to their minority shareholders or, furthermore, in relation to the incorporation itself. Any balance sheet variations registered following the above-mentioned base date, but excluding the results arising from the incorporation itself, will be recorded directly to the Company's accounts.

On the basis of the appraisals prepared by the aforementioned specialized company, the values of the net book assets to be transferred to the Company are estimated to be (i) R$ R$582,895,431.13 for OPP PP; and (ii) R$ R$60,913,435.88
for 52114 Participacoes.

The value of the Company's capital increase arising from the incorporations, the subject of this Announcement to the Market, will be entirely allocated to the capital stock account. The Company will be the successor to OPP PP and 52114 Participacoes with respect to all rights and obligations, as per the respective Protocols of Incorporation.

Following the approval of the incorporations, the subject of this Announcement to the Market, by the General Shareholders' Meetings of the companies involved, the Company's capital stock will be increased from the current R$
1.201.589.666.71 to R$ 1,845,398,533.72, with the issue of 579,397,986 new common shares and 1,026,498,803 preferred class A shares, from then on, the total of 3,398,313,224 shares to be divided as 1,226,091,148 common, 2,160,764,336 preferred class A and 11,457,740 preferred class B shares.

The new shares thus issued will be allocated on the incorporation date in the following manner: (i) OPP PP's will receive 535,763,077 common shares and 949,192,387 preferred shares; and (ii) the shareholders of 52114 Participacoes will receive 43,634,909 common shares and 77,306,417 preferred class A shares.

The shares issued by the Company to be allocated to OPP PP and 52114 Participacoes shareholders on the occasion of the incorporation will enjoy the rights pursuant to Copene's prevailing bylaws at the time; the new shares will be paid dividends under equal conditions to the respective classes of shares already in existence and will receive integral dividends relative to the fiscal year ending December 31, 2002.


                            COMPLEMENTARY INFORMATION

This restructuring conforms to act 08012.005799/2001-92. The Brazilian Federal Anti-Trust Commission - Conselho Administrativo de Defesa Economico - CADE was duly notified on September 18, 2001, with subsequent endorsement by the Brazilian Economic Monitoring Agency- Secretaria de Acompanhamento Economico - SEAE and communicated to the Securities Exchange Commission - SEC.


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Once this corporate restructuring becomes effective, the Company will become known as "Braskem S.A.", the federal tax enrollment number (Cadastro Nacional de Pessoas Juridicas - CNPJ) remaining the same.

Estimated costs of the incorporation process, the subject of this Announcement to the Market, will be approximately R$15,000,000.00, including expenses related to publication, verification of economic values, auditors, appraisers, consultants and lawyers.

The appraisal reports for Copene, OPP PP and 52.114 Participacoes S.A., the respective Protocols of Incorporation and Justification, as well as other appropriate documents will be made available to the companies' respective shareholders for their perusal as of July 29, 2002, from 9:00 a.m. to 5:00 p.m. at the head office address of each one of the companies, as follows: (i) Copene:
Rua Eteno, 1561 - COPEC - Camacari - Bahia, (ii) OPP PP: Rua Eteno, n(0) 1582, sala 02, COPEC, Camacari - BA and (iii) 52114 Participacoes S.A.: Rua Hidrogenio, no 2.318, - parte - COPEC, Camacari - BA.. Copies of this documentation will be made available to the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) and the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo - BOVESPA) as of July 29, 2002. Those of the Company's shareholders who wish to consult and examine the documents to be made available as informed above, are asked to arrange a visit for a date and time to be agreed, calling Carlos Augusto de Oliveira Freitas at (71) 632-5847 A summarized version of the transaction will be available on the Copene website (www.copene.com.br).

Should the controlling stake of Nitrocarbono S.A. - an open capital company and subsidiary of 52.114 Participacoes S.A. - be indirectly sold, the Company will respect and comply with the provision in article 254-A of Law 6,404/76 and modified according to Law 10,303/2001, and CVM Instruction 361/2002.



                             Camacari, July 26, 2002


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